                                                  FILED PURSUANT TO RULE 424b(3)
                                                      REGISTRATION NO. 333-85886


PRICING SUPPLEMENT NO.  70(g) DATED: OCTOBER 27, 2003 (AMENDED)
(TO PROSPECTUS DATED APRIL 30, 2003)

                          HOUSEHOLD FINANCE CORPORATION
                                   $30,000,000

          HFC INFLATION-PROTECTED INTERNOTES(SM) DUE OCTOBER 10, 2013

                               -------------------

         This pricing supplement relates to $30,000,000 principal amount of Inflation-Protected InterNotes(SM) (the "notes") of Household Finance Corporation ("Household") and should be read in conjunction with Household's prospectus dated April 30, 2003. Unless otherwise defined herein, capitalized terms used herein have the meanings given to them in the accompanying prospectus.

         Interest on the notes will be payable monthly in arrears on the tenth calendar day of each month (each an "Interest Payment Date"), commencing November 10, 2003, and will be at an annual rate equal to the Inflation Index Adjustment (determined as described in this Pricing Supplement under "Certain Note Terms"), plus 2.25% (225 basis points); provided, however, that the interest payable for the initial interest payment period will be at an annual rate equal to 4.57%; and provided further, that the interest rate for any interest payment period will in no event be less than 0.00%. The Inflation Index Adjustment for each interest payment period will be based on the percentage change in the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the "CPI"), which is published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor, and shall be calculated as described in this pricing supplement. The Inflation Index Adjustment may be a positive or negative rate in any interest payment period. The Inflation Index Adjustment will be calculated monthly and the interest rate will be reset monthly, accordingly.

         The notes will mature and be payable at 100% of their principal amount on October 10, 2013 and will not be subject to redemption prior to maturity. The notes will represent unsecured unsubordinated indebtedness of Household and will rank equally with its other unsecured unsubordinated indebtedness from time to time outstanding.

         INVESTING IN THE NOTES INVOLVES RISKS. SEE "ADDITIONAL RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PRICING SUPPLEMENT AND "RISK FACTORS" BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS.
                               -------------------

                                                                                         PER NOTE              TOTAL
                                                                                         --------              -----
Public offering price (1) .....................................................         100.000%             $30,000,000
Agents' discounts .............................................................           1.500%             $   450,000
Proceeds, before expenses, to Household (1) ...................................          98.500%             $29,550,000

----------------
         (1) Plus accrued interest, if any, from October 30, 2003, if settlement occurs after that date.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PRICING SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Agents expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, New York, New York, on or about October 30, 2003.
                               -------------------
                       Joint Lead Managers and Lead Agents

BANC OF AMERICA SECURITIES LLC                                     INCAPITAL LLC
                                     Agents
A.G. EDWARDS & SONS, INC.                             CHARLES SCHWAB & CO., INC.
CITIGROUP                                            EDWARD D. JONES & CO., L.P.
FIDELITY CAPITAL MARKETS,                                    MERRILL LYNCH & CO.
   A DIVISION OF NATIONAL FINANCIAL SERVICES, LLC
MORGAN STANLEY                                             PRUDENTIAL SECURITIES
UBS FINANCIAL SERVICES INC.
-------------------

 Inflation Protected InterNotes(SM) is a servicemark of Incapital Holdings LLC.

                             ADDITIONAL RISK FACTORS

         The accompanying prospectus and this pricing supplement do not describe all of the risks and other ramifications of an investment in the notes. An investment in the notes entails significant risks not associated with an investment in a conventional fixed rate or floating rate debt security. Investors should consult their own financial and legal advisors about the risks associated with an investment in the notes and the suitability of investing in the notes in light of their particular circumstances, and possible scenarios for economic, interest rate and other factors that may affect their investment.

         HISTORICAL CHANGES TO THE CPI ARE NOT NECESSARILY INDICATIVE OF FUTURE CHANGES.

         Movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically. As reported by the Bureau of Labor Statistics of the U.S. Department of Labor, the CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their relative importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. Investors should not rely on any historical changes or trends in the CPI as an indicator of future changes in the CPI. Changes in the CPI will impact the interest payable on the notes.

         DURING PERIODS OF REDUCED INFLATION OR DEFLATION, THE INTEREST RATE APPLICABLE TO THE NOTES FOR ANY INTEREST PAYMENT PERIOD COULD BE LOWER THAN 2.25% AND AS LOW AS 0.00%.

         During periods of reduced inflation, the amount of interest payable on the notes will decrease. Therefore, if the Inflation Index Adjustment were to decrease to 1.00% based on the observed change in the CPI, for example, the interest rate in that period would be 3.25%. In a period of deflation, the Interest Index Adjustment would be negative which then could result in an interest rate below 2.25% and as low as 0.00%. For example, if the Inflation Index Adjustment were --2.00%, the interest rate in that period would be 0.25%, and if the Inflation Index Adjustment were --3.00%, the interest rate in that period would be 0.00%. The calculation of the Inflation Index Adjustment in respect of the CPI incorporates an approximate three-month lag, which will affect the amount of interest payable on the notes and may have an impact on the trading prices of the notes, particularly during periods of significant and rapid changes in the CPI.

                               CERTAIN NOTE TERMS

1.       Aggregate Original Principal Amount:  $30,000,000

2.       Issue Date:  October 30, 2003

3.       Maturity Date:  October 10, 2013

         a. Amount Payable on the Maturity Date: 100% of principal amount, plus accrued and unpaid interest thereon

4.       Interest Category:  Floating Rate Notes

5.       Trustee:  JPMorgan Chase Bank

6.       Calculation Agent:  Household Finance Corporation

7.       Interest

         a. Frequency of Interest Payments: Monthly, with a first period from and including the Issue Date to but excluding November 10, 2003

         b. Interest Payment Dates: The tenth calendar day of each month, commencing November 10, 2003, or if such date is not a Business Day, the next succeeding Business Day.

         c. Interest Rate: Inflation Index Adjustment + Spread (in no event will the interest rate be less than 0.00%)

         d.       Initial Interest Rate: 4.57% (on an annualized basis)

         e.       Day Count: 360-day year of twelve 30-day months

         f.       Inflation Index Adjustment:

                           The "Inflation Index Adjustment" (expressed as a
                  percentage per year) for an interest payment period means the Ref CPI (determined as described below) applicable to such interest payment period (calculated as of the Interest Determination Date) divided by the Ref CPI applicable to the month 12 months immediately preceding the Interest Payment Date. The formula for calculating the Inflation Index Adjustment is as follows:

                                                  Ref CPI(n)
                  Inflation Index Adjustment =  ------------- - 1
                                                 Ref CPI(n-12)

                  The Inflation Index Adjustment will be expressed as a percentage, rounded to the nearest one-hundredth of one percent.

                  The Inflation Index Adjustment for purposes of the first coupon payment date of November 10, 2003 is 2.32%.

         g.       Spread: 2.25%

         h. Interest Determination Date: 5th Business Day preceding the applicable interest payment period

         i. Minimum Interest Rate Limitation: 0.00% per year for each interest payment period

         Ref CPI

                  Definition. The Ref CPI for any calendar month is the CPI for the third preceding calendar month. For example, the Ref CPI applicable to the September 10 Interest Payment Date is the CPI for June that is reported in July.

         Ref CPIn : Ref CPI applicable to the month in which an Interest Payment Date occurs

         Ref CPIn-12: Ref CPI applicable to the month 12 months immediately preceding the month in which an Interest Payment Date occurs


                  Example. Assuming that the hypothetical CPI for June 2002 and June 2003 are 179.9 and 183.7, respectively, a principal amount of $100,000,000 and a Spread of 2.25%, the Inflation Index Adjustment and interest payment for September 10, 2003 would be calculated as follows:

                                         Ref CPI(n)
         Inflation Index Adjustment =  ------------- - 1
                                        Ref CPI(n-12)

            183.7
         = ------- -1
            179.0

         = 2.11%

         Interest Rate Formula = (2.11% + 2.25%) x $100,000,000 x 30/360

         = $363,333.33

                  CPI Contingencies. If the CPI for a particular month is revised, the previously reported CPI will continue to be used to calculate interest payments on the notes.

                  In the event that the CPI is (1) discontinued, (2) in the judgment of the Secretary of the U.S. Treasury, fundamentally altered in a manner which is materially adverse to the interests of investors in U.S. Treasury Inflation-Linked Treasury Notes as described in the 61 Federal Register 50924-01 (the "Reference Treasury Securities"), or (3) in the judgment of the Secretary of the U.S. Treasury, altered by legislation or executive order of the President of the United States in a manner which is materially adverse to the interests of investors in the Reference Treasury Securities, the U.S. Treasury has indicated in its Appendix B to 31 Code of Federal Regulations Part 356 that, after consulting with the Bureau of Labor Statistics, or any successor agency, it will substitute an appropriate alternate index for the CPI for the Reference Treasury Securities. In such event, such alternate index will replace the CPI going forward and the index as so calculated and/or published by the U.S. Treasury or such other applicable agency shall be deemed to be a "Substitute Index".

                  The U.S. Treasury has indicated that a change to the CPI would be considered fundamental if it affected the character of the CPI. Technical changes made by the Bureau of Labor Statistics to the CPI to improve its accuracy as a measure of the cost of living would not be considered fundamental changes. Technical changes include, but are not limited to, changes in: (1) the specific items (e.g. apples or major appliances) to be priced for the CPI; (2) the way individual price quotations are aggregated to construct component price indices for these items (aggregation of item sub-strata); (3) the method for combining these component price indices to obtain the comprehensive, all-items CPI (aggregation of item strata); and (4) the procedures for incorporating new goods into the index and making adjustments for quality changes in existing goods. Technical changes to the CPI previously made or announced by the Bureau of Labor Statistics include introducing probability sampling to select the precise items for which prices are collected and the stores in which collection takes place, and changing the way in which price movements of major components, such as shelter costs for homeowners in the early 1980s and medical care costs beginning in 1997, are measured.

                  In the event that (1) the CPI for a particular month is not reported, (2) the CPI for the base reference period is no longer published, or (3) the U.S. Treasury has failed to substitute an appropriate alternate index for the CPI in the circumstances contemplated in the preceding paragraph, in each case, as of the Interest Determination Date preceding an Interest Payment Date, the Inflation Index Adjustment for such Interest Payment Date shall be the Inflation Index Adjustment last determined with respect to an Interest Payment Date preceding such Interest Payment Date.

                  The following table sets forth the CPI from January 1998 to September 2003, as reported by the Bureau of Labor Statistics of the U.S. Department of Labor.

        MONTH                 2003           2002            2001           2000           1999            1998
        -----                 ----           ----            ----           ----           ----            ----
        January              181.7           177.1          175.1           168.8          164.3           161.6

        February             183.1           177.8          175.8           169.8          164.5           161.9

        March                184.2           178.8          176.2           171.2          165.0           162.2

        April                183.8           179.8          176.9           171.3          166.2           162.5

        May                  183.5           179.8          177.7           171.5          166.2           162.8

        June                 183.7           179.9          178.0           172.4          166.2           163.0

        July                 183.9           180.1          177.5           172.8          166.7           163.2

        August               184.6           180.7          177.5           172.8          167.1           163.4

        September            185.2           181.0          178.3           173.7          167.9           163.6

        October                --            181.3          177.7           174.0          168.2           164.0

        November               --            181.3          177.4           174.1          168.3           164.0

        December               --            180.9          176.7           174.0          168.3           163.9

                  AS PREVIOUSLY STATED, MOVEMENTS IN THE CPI THAT HAVE OCCURRED IN THE PAST ARE NOT NECESSARILY INDICATIVE OF CHANGES THAT MAY OCCUR IN THE FUTURE, WHICH MAY BE WIDER OR MORE CONFINED THAN THOSE THAT HAVE OCCURRED HISTORICALLY.

8.       Further Issuances

         Household may, from time to time, without the consent of the existing holders, issue additional notes with the same terms as the notes, except for the issue date, issue price, first interest accrual date and, depending on the issue date, the first interest payment date. These additional notes will bear the same CUSIP number and be fungible with notes offered by this pricing supplement.

9.       CUSIP Number: 44181EYS1



                              CERTAIN UNITED STATES
                         FEDERAL INCOME TAX CONSEQUENCES

         For a description of the U.S. federal income tax considerations relating to the notes, see "Certain United States Federal Income Tax Consequences" in the accompanying prospectus. The special features of the notes are not expected to alter the tax treatment described herein.